

November 22, 2010

Mr. David Binder
Chief Financial Officer
Infospace, Inc.
601 108th Avenue NE, Suite 1200
Bellevue, WA 98004
Also via fax at (425) 201-6167

> **Re: Infospace, Inc**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 000-25131**

Dear Mr. Binder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2009, 2008 and 2007, page 35

1. Your disclosures on page 29 indicate that the company's online search service revenues depend, in part, on the growth in the volume of paid clicks. Tell us whether you consider the number of paid clicks to be key indicators of your financial condition and operating performance as addressed in SEC Release 33-8350, Section III.B.1. Tell us how you considered quantifying your discussion of paid clicks (both through the company owned Web properties and the distribution partners' Web properties) pursuant to this release.

2. We note from your disclosures on page 35 that the decrease in revenue from the company owned and operated properties was due, in part, to a decrease in the average fees per paid

click that your customers share with the company. Tell us if the decrease in the average per click fee paid by your customers also had an impact on the revenues earned from search results delivered through your distribution partners or explain why not. In addition, tell us how you considered including a discussion regarding the reasons for the changes in revenues earned through your distribution partners (i.e. volume of paid clicks, average fees per paid click, etc). We refer you to Item 303(a)(3)(iii) of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Business Combinations and Intangible Assets Including Goodwill, page 17

3.   We note that at several times during the past six months, the company's book value was below your market capitalization. In addition, we note from the disclosures on page 32 of your December 31, 2009 Form 10-K, that on a quarterly basis the company assesses whether business conditions, including material changes in the fair value of your outstanding common stock, indicate that your goodwill may not be recoverable. Tell us whether you considered this to be a triggering event that would require, or has required, you to reassess your goodwill for impairment. To the extent that an interim impairment test was performed, tell us how you determined that no impairment existed.

4.   To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- description of methods and key assumptions used and how the key assumptions were determined;
- a discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

Kathleen Collins
Accounting Branch Chief